Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-190216

November 6, 2014

PPG INDUSTRIES, INC.

Issuer:	PPG Industries, Inc.

Title of Securities:	2.300% Notes due 2019

Long-Term Debt Ratings*:	Moody’s: Baa1 (stable) Fitch: A- (stable) S&P: A- (stable)

Format:	SEC Registered

Principal Amount Offered:	$300,000,000

Trade Date:	November 6, 2014

Settlement Date (T+3):	November, 12, 2014

Maturity Date:	November 15, 2019

Price to Public:	99.591% of the Principal Amount Offered

Coupon:	2.300% per annum

Yield to Maturity:	2.387%

Spread to Benchmark Treasury:	T+73 bps

Benchmark Treasury:	T 1.50% due October 31, 2019

Benchmark Treasury Price and Yield:	99-08; 1.657%

Interest Payment Dates:	Semiannually in arrears on each May 15 and November 15 commencing on May 15, 2015

Make-Whole Call:	The greater of par or make-whole at Treasury Rate plus 12.5 bps

Par Call:	On or after October 15, 2019

CUSIP/ISIN:	693506BH9 / US693506BH92

Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BNP Paribas Securities Corp. Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC

Senior Co-Managers:

Banca IMI S.p.A.

BNY Mellon Capital Markets, LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

RBS Securities Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Sandler O’Neill & Partners, L.P. Santander Investment Securities Inc.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This final term sheet supplements, and should be read in conjunction with, the issuer’s preliminary prospectus supplement dated November 6, 2014 and accompanying prospectus dated July 29, 2013.

This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer to buy securities described herein can be accepted, and no part of the purchase price thereof can be received, unless the person making such investment decision has received and reviewed the information contained in the relevant prospectus in making their investment decisions. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Morgan Stanley & Co. LLC collect at 1-866-718-1649.

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